                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
           Rule 13e-3 Transaction Statement Under Section 13(e) of the
                         Securities Exchange Act of 1934
                               (Amendment No. 1)

                         Donna Karan International Inc.
                              (Name of the Issuer)

                         Donna Karan International Inc.
                      LVMH Moet Hennessy Louis Vuitton Inc.
                              DKI Acquisition, Inc.
                                   Donna Karan
        The Stephan Weiss and Donna Karan Alaska Community Property Trust
                     The 2000 Stephan Weiss Revocable Trust
    Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                 Class A Common Stock, Par Value $.01 Per Share
                 Class B Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    257826107
                      (CUSIP Number of Class of Securities)

                              --------------------

Lynn E. Usdan                    Bruce G. Ingram                         David L. Bressman
Donna Karan International Inc.   Louise Firestone                        c/o Urban Zen, LLC
550 Seventh Avenue               LVMH Moet Hennessy Louis Vuitton Inc.   570 Seventh Avenue, Suite 703
New York, New York  10018        19 East 57th Street, Fifth Floor        New York, New York  10018
Telephone:  (212) 789-1500       New York, New York  10022               Telephone:  (212) 840-8555
                                 Telephone:  (212) 931-2700

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)
                                 with copies to:

Arnold S. Jacobs             Peter J. Barack                        Paul R. Kingsley
Proskauer Rose LLP           Barack Ferrazzano Kirschbaum Perlman   Davis Polk & Wardwell
1585 Broadway                  & Nagelberg                          450 Lexington Avenue
New York, New York 10036     333 West Wacker Drive, Suite 2700      New York, New York  10017
Telephone:  (212) 969-3000   Chicago, Illinois  60606               Telephone:  (212) 450-4000
                             Telephone: (312) 984-3100

                             Eileen T. Nugent
                             Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, New York  10036
                             Telephone:  (212) 735-3000

                              --------------------

This statement is filed in connection with (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
      b. [ ] The filing of a registration statement under the Securities Act of 1933.
      c. [ ] A tender offer.
      d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                               -------------------

                            CALCULATION OF FILING FEE

           Transaction Valuation*                      Amount of Filing Fee
               $240,191,028                                  $48,039

* The transaction valuation was based upon the sum of (a) the product of 22,038,254 shares of Common Stock and the merger consideration of $10.75 per share, (b) the difference between the merger consideration of $10.75 per share and the exercise price per share of each of the 886,431 shares of Common Stock subject to outstanding options, (c) the product of 18 shares of Class A Common Stock and the merger consideration of $10.75 per share and (d) the product of 2 shares of Class B Common Stock and the merger consideration of $10.75 per share.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $48,039        Filing Party:  Donna Karan
                                                            International Inc.

Form or Registration No.:     Schedule 14A   Date Filed:    May 17, 2001

                        RULE 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

      This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Donna Karan International Inc. ("DKI"), a Delaware corporation, LVMH Moet Hennessy Louis Vuitton Inc. ("LVMH Inc."), a Delaware corporation and an indirect subsidiary of LVMH Moet Hennessy Louis Vuitton S.A. ("LVMH S.A."), a societe anonyme organized under the laws of the Republic of France, DKI Acquisition, Inc. ("DKI Acquisition"), a Delaware corporation and a direct wholly-owned subsidiary of LVMH Inc., Donna Karan, The Stephan Weiss and Donna Karan Alaska Community Property Trust, The 2000 Stephan Weiss Revocable Trust and Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96 (collectively, the "DK/SW Stockholders") in connection with the Agreement and Plan of Merger, dated as of March 31, 2001, as amended (the "Merger Agreement"), by and among DKI, LVMH Inc. and DKI Acquisition. If the Merger Agreement is adopted and the Merger (as defined herein) is approved by DKI's stockholders, DKI Acquisition will merge with and into DKI (the "Merger"), with DKI continuing as the surviving corporation. In the Merger, each outstanding share of common stock, par value $.01 per share, of DKI, Class A common stock, par value $.01 per share, of DKI and Class B common stock, par value $.01 per share, of DKI (collectively, the "Common Stock"), other than shares of Common Stock held in DKI's treasury, held by any wholly-owned subsidiary of DKI, held by LVMH Inc., DKI Acquisition, Sofidiv S.A., a societe anonyme organized under the laws of the Republic of France ("Sofidiv S.A."), or any wholly-owned subsidiary of LVMH Inc. or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $10.75 in cash, without interest, less any applicable withholding taxes.

      Information contained in this Schedule 13E-3 concerning DKI and its affiliates (except for information relating to the DK/SW Stockholders other than in their capacities as directors or officers of DKI) has been supplied by DKI, information contained in this Schedule 13E-3 concerning LVMH Inc., LVMH S.A., DKI Acquisition, Sofidiv S.A., Montaigne Participations et Gestion, a societe anonyme organized under the laws of the Republic of France ("MPG"), and their respective affiliates has been supplied by LVMH Inc., and information contained in this Schedule 13E-3 concerning the DK/SW Stockholders (except for information relating to the DK/SW Stockholders in their capacities as directors or officers of DKI) has been supplied by the DK/SW Stockholders.

      Concurrently with the filing of this Schedule 13E-3, DKI is filing a preliminary proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the DKI board of directors is soliciting proxies from stockholders of DKI in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

Regulation M-A
Item 1001

The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A
Item 1002

(a) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET--The Companies" is incorporated herein by reference. DKI is the issuer of the classes of equity securities which are the subject of the Rule 13e-3 transaction.

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Special Meeting" and "INTRODUCTION--Voting Rights; Vote Required for Approval" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "INTRODUCTION-- Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "INTRODUCTION-- Dividends" is incorporated herein by reference.

(e)      Not Applicable.

(f)      Not Applicable.

Item 3. Identity and Background of Filing Person.

Regulation M-A
Item 1003

(a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Companies," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS-- Certain Relationships Among DKI, LVMH and Karma Acquisition," "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders," and "THE MERGER--Voting Agreements" is incorporated herein by reference.

         LVMH Inc. is a majority-owned subsidiary of Sofidiv S.A., a French societe anonyme, whose principal business office is located at 30, avenue Hoche, 75008, Paris, France and whose telephone number is 33-1-44-13-22-22. The business of Sofidiv S.A. is the ownership of interests in, or the ownership of interests in funds that invest in, companies principally active in the luxury goods and retail business. The remaining interests in LVMH Inc. are held by an indirect subsidiary of LVMH S.A.

         LVMH S.A., a French societe anonyme, whose principal business office is located at 30, avenue Hoche, 75008, Paris, France and whose telephone number is 33-1-44-13-22-22, owns 99.99% of Sofidiv S.A. The business of LVMH S.A. is the ownership of interests in companies in the luxury products and retail business, the auction business and wines and spirits sectors.

         MPG, a French societe anonyme, whose principal business office is located at 30, avenue Hoche, 75008, Paris, France and whose telephone number is 33-1-44-13-22-22, indirectly controls LVMH S.A. The principal business of MPG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. MPG is itself indirectly controlled by M. Bernard Arnault (together with certain members of his family).

         Donna Karan ("Karan") is a citizen of the United States whose principal business address is 550 Seventh Avenue, New York, New York 10018 and whose business telephone number is (212) 789-1500. Karan is primarily engaged as Chairman of the Board and Chief Designer of DKI.

         The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated October 11, 2000, is a trust organized under Alaska state law whose principal address is c/o Donna Karan, investment trustee, 550 Seventh Avenue, New York, New York 10018 and whose telephone number is (212) 789-1500.

         The 2000 Stephan Weiss Revocable Trust, dated October 11, 2000, is a trust organized under New York state law whose principal address is c/o David L. Bressman, trustee, c/o Urban Zen, LLC, 570 Seventh Avenue, Suite 703, New York, New York 10018 and whose telephone number is
         (212) 840-8555.

         Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96 is a trust organized under New York state law whose principal address is c/o David L. Bressman, trustee, c/o Urban Zen, LLC, 570 Seventh Avenue, Suite 703, New York, New York 10018 and whose telephone number is (212) 840-8555.

         During the past five years, none of DKI, MPG, LVMH S.A., Sofidiv S.A., LVMH Inc., DKI Acquisition or the DK/SW Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Directors and Executive Officers of DKI. Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of DKI. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address is 550 Seventh Avenue, New York, New York 10018.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Donna Karan                 Donna Karan founded DKI along with Stephan Weiss,
                            Tomio Taki, Frank R. Mori and Takihyo Inc. in 1984 and has served as Chief Designer of DKI from the date of its formation and Chief Executive Officer from the date of DKI's formation until August 1997.
                            Ms. Karan has served on the Board of Directors of DKI since April 1996, and has served as Chairman of the Board since July 1996. Immediately prior to the formation of DKI in 1984, Ms. Karan was the head designer at Anne Klein & Company. Ms. Karan is a member of the Board of Directors of the Council of Fashion Designers of America ("CFDA"), the Design
                            Industries Foundation for AIDS, and the Martha
                            Graham Center of Contemporary Dance. Ms. Karan also serves as a member of the Board of Governors of the Parsons School of Design, a division of The New
                            School. Ms. Karan was honored as the CFDA's Designer of the Year in 1985 and 1990, as its Menswear
                            Designer of the Year in 1992, and as its Womenswear
                            Designer of the Year in 1996.

Giuseppe Brusone            Giuseppe Brusone, an Italian citizen, was
                            appointed Chief Executive Officer and President of DKI in July 2001. From December 2000 until
                            July 2001, Mr. Brusone served as the Senior
                            Vice President, Acquisitions and Brand
                            Development of the LVMH Fashion Group.
                            Prior to his position at the LVMH Fashion
                            Group, Mr. Bruone was Chief Executive Officer of Giorgio Armani SpA, an international fashion design house, from 1986 through 2000 and Sales Director of Valentino (GFT Group), also an international fashion design house, from 1979 until 1986.

Joseph B. Parsons           Joseph B. Parsons has served as Chief Financial and
                            Operations Officer since October 2000 and as
                            Treasurer of DKI since June 1996. Mr. Parsons served as Corporate Executive Vice President and Chief
                            Financial Officer of DKI from February 1996 until
                            October 2000, and as Chief Administrative Officer from January 1999 until October 2000. From January
                            1993 to February 1996, Mr. Parsons held several financial positions of increasing responsibility with DKI, most recently as Vice President-Finance.

Lee Goldenberg              Lee Goldenberg served as Corporate Executive Vice
                            President -- Worldwide Operations of DKI since
                            November 1995. From April 1993 to November 1995, Mr.
                            Goldenberg held several positions of increasing responsibility with DKI, including Senior Vice
                            President and Chief Information and Logistics
                            Officer.

Lynn E. Usdan               Lynn E. Usdan has served as Corporate Senior Vice
                            President, General Counsel and Secretary of DKI since April 1999. She joined DKI in January 1996 as
                            Associate General Counsel and was named Vice
                            President in November 1997.

M. William Benedetto        M. William Benedetto, a founder and principal of
                            Benedetto, Gartland & Company, Inc., a New York-based private placement and investment banking firm, has served as a director of DKI since July 1996.
                            Before founding Benedetto, Gartland & Company, Inc.
                            in 1988, Mr. Benedetto was a senior executive in the investment banking industry. Mr. Benedetto is Chairman of the Board of Visitors of the Georgetown
                            University School of Medicine. Mr. Benedetto's principal business address is 1330 Avenue of the Americas, New York, New York 10019.

John H. Eyler               John H. Eyler has served as a director of DKI since
                            April 1999. Since January 2000, Mr. Eyler has been
                            President and Chief Executive Officer and a director of Toys "R" Us, Inc., a worldwide retailer of children's products. From June 1992 to January 2000, he was Chairman and Chief Executive Officer of F.A.O. Schwarz, an upscale retailer of toys. From
                            1989 to 1992, Mr. Eyler was the Chief Executive
                            Officer of the retail subsidiary of Hartmarx
                            Corporation, a men's clothing manufacturer, and from 1983 to 1989 was Chairman/Chief Executive Officer of
                            MainStreet, a retail division of Federated
                            Department Stores. Mr. Eyler's principal business address is 461 From Road, Paramus, New Jersey 07652.

Ann McLaughlin Korologos    Ann McLaughlin Korologos has served as a director of
                            DKI since January 1997. Ms. McLaughlin Korologos is senior advisor to Benedetto, Gartland & Company,
                            Inc., a New York-based private placement and investment banking firm. Ms. McLaughlin Korologos also is Chairman Emeritus of The Aspen Institute, an international non-profit, educational and public policy organization dedicated to serving leaders throughout the world, of which she was Chairman from October 1996 until August 2000 and served as Vice
                            Chairman since August 1993. From May 1990 to
                            September 1995, Ms. McLauglin Korologos served as
                            President of the Federal City Council, Washington,
                            D.C., a non-profit, non-partisan organization. From
                            1987 to 1989, Ms. McLaughlin Korologos was the
                            United States Secretary of Labor. She also served as
                            Chairman of the President's Commission on Aviation
                            Security and Terrorism from 1989 to 1990 and as Under Secretary of the Department of the Interior from 1984 to 1987. Ms. McLaughlin Korologos is a director of AMR Corporation and its subsidiary, American Airlines Inc., as well as Microsoft
                            Corporation, Fannie Mae, Host Marriott Corporation,
                            Kellogg Company, Vulcan Materials Company and Harman
                            International Industries, Inc. Ms. McLaughlin
                            Korologos' principal business address is 1155 23rd
                            Street, N.W., Washington, DC 20037.

Frank R. Mori               Frank R. Mori has served as a director of DKI since
                            January 2000 and founded DKI along with Donna Karan,
                            Stephan Weiss, Tomio Taki and Takihyo Inc. in 1984.
                            Since 1986, Mr. Mori has served as the Co-Chief
                            Executive Officer and President of Takihyo Inc., which has been a financial holding company since
                            July 1999. Prior to that time, Takihyo Inc. owned the Anne Klein group of companies, a women's apparel company, including Anne Klein & Company, of which Mr. Mori was President and Chief Executive Officer from 1975 to July 1999. Mr. Mori also is a director of The Stride Rite Corporation. Mr. Mori's principal business address is 45 West 45th Street, New York,
                            New York 10036.

      To the knowledge of DKI, during the past five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Directors and Executive Officers of LVMH S.A. Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of LVMH S.A., including Bernard Arnault. Unless indicated otherwise, each person identified below is a French citizen. Unless indicated otherwise, each person's principal address is 30, avenue Hoche, 75008, Paris, France.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Bernard Arnault             Since 1992 Bernard Arnault has been LVMH S.A.'s
                            Chairman of the Board, and from 1989 until that time, he held the position of Chairman of the Management Board. Before 1989, Mr. Arnault undertook the reorganization of Financiere Agache, a leading luxury products company, which is now an affiliate of LVMH S.A. In addition, Mr. Arnault currently serves as the Chairman of the Board of Christian
                            Dior, Groupe Arnault and MPG, all affiliates of LVMH
                            S.A., and he has held such positions since 1985, 1997 and 1987, respectively. Mr. Arnault also serves as a director of Christian Dior Couture, Vivendi
                            Universal, Jean Goujon, Financiere Agache, Societe
                            Civile du Cheval Blanc, Moet Hennessy Inc., and LVMH
                            Moet Hennessy Louis Vuitton (Japan) KK, all of which are affiliated with LVMH S.A. In 1993 and 1997, respectively, Mr. Arnault served as a director of Athena Assurances and Diageo. Through his family holdings, Mr. Arnault has also participated in the creation of international investment funds.

Antoine Bernheim            Antoine Bernheim has served as a director and Vice
                            Chairman of LVMH S.A. since 1988. Since March 2000
                            Mr. Bernheim has been a partner of Lazard LLC, Wilmington, a global investment bank. Mr. Bernheim's business address is 121 boulevard Haussmann, 75008
                            Paris, France.

Jean Arnault                Jean Arnault has served as a director of LVMH S.A.
                            since 1988. Mr. Arnault has also served as a director of Financiere Agache and MPG since 1986 and 1971, respectively.

Nicolas Bazire              A member of LVMH S.A.'s Executive Committee,
                            Development and Acquisitions since 1999, Nicolas
                            Bazire has also served as a director of LVMH S.A.
                            since 1999 and as a director and a managing director of MPG since April 1999. In addition, Mr. Bazire is the Managing Director of Groupe Arnault, a position he has held since July 2000.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Nicholas Clive Worms        Nicholas Clive Worms has served as a director of
                            LVMH S.A. since 1988. He has been the Chairman of the Supervisory Board of Worms & Cie, Paris, a corporation engaged in the production and distribution of sugar and paper, since December
                            1997. Mr. Worms' business address is 25 St. James's
                            Street, SW1A HA Londres-Grande Bretagne.

Michel Francois-Poncet      Michel Francois-Poncet has served as a director of
                            LVMH S.A. since 1987. Since May 2000 Mr.
                            Francois-Poncet has been the Vice-Chairman of BNP-Paribas, Paris, a banking group. His business address is 3, rue d' Antin, 75002 Paris, France.

Albert Frere                Albert Frere has served as a director of LVMH S.A.
                            since 1997. A Belgian citizen, Mr. Frere is the
                            Chairman and CEO of Frere-Bourgeois Loverval.
                            He has held this position since April 1983.
                            Mr. Frere's business address is 12, rue de la
                            Blanche Borne, 6280 Loverval, Belgium.

Pierre Gode                 Pierre Gode has served as a director of LVMH S.A.
                            since 1989. Mr. Gode has also been a member of LVMH S.A.'s Executive Committee since its inception in 1998. He is also Advisor to the Chairman and CEO of LVMH S.A., a position he has held since 1989.
                            Since July 1997 Mr. Gode has been the Chairman and
                            CEO of Financiere Agache and a member of the Executive Board of the LVMH Fashion Group, Paris.
                            Since 1996 Mr. Gode has been a director of LVMH Inc.
                            In addition, since 1987 he has been a director of MPG, and since September 1996 he has been a director of Sofidiv S.A.

Cornelis van Der Hoeven     Cornelis van Der Hoeven has served as a director of
                            LVMH S.A. since 1999. Mr. van Der Hoeven, a Dutch citizen, has held the position of Chairman and CEO of Royal Ahold, an international food provider, since March 1993. His business address is Albert
                            Heijaweg 1, 1507 EH Zaandam, Paris.

Gilles Hennessy             Gilles Hennessy has served as a director of LVMH
                            S.A. since 1990. He is also a member of the Executive Board of JA Hennessy & Co., Cognac, an affiliate of LVMH S.A., a position he has held since
                            May 2000.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Jean Peyrelevade            Jean Peyrelevade has served as a director of LVMH
                            S.A. since 1995. Mr. Peyrelevade has served as the Chairman and CEO of Credit Lyonnais, a banking group, since November 1993. His business address is 19 boulevard des Italiens, 75002 Paris, France.

Jean-Marie Messier          Jean-Marie Messier has served as a director of LVMH
                            S.A. since 1997. Since December 2000 Mr. Messier has been the Chairman and CEO of Vivendi Universal, a global media and communications company. His business address is 42, avenue Friedland, 75008
                            Paris, France.

Lord Powell of Bayswater    A British citizen, Lord Powell of Bayswater, the
                            former Private Secretary and foreign affairs and defense adviser to British Prime Ministers Margaret
                            Thatcher and John Major, has served as a director of LVMH S.A. and MPG since 1997. Currently, Lord Powell serves as a director of Mandarin Hotel Group, Phillips Fine Art Auctioneers, an affiliate of LVMH
                            S.A., and British Mediterranean Airways. Lord
                            Powell was recently appointed President of the consulting committee of Philips de Pury &
                            Luxembourg, Paris, also an affiliate of LVMH S.A.
                            From 1992 through 2000, Lord Powell held the position of director of Jardine Matheson Holdings, Ltd. In addition, since January 2001, he has been the Chairman of Sagitta Asset Management Limited, an asset management company. His business address is Berkeley Square House, 4th Floor, Berkeley Square,
                            W1X 5PN Londres-Grande Bretagne.

Felix Rohatyn               Felix Rohatyn has been a director of LVMH S.A. as
                            well as an Executive Vice President of LVMH Inc.
                            since May 2001. From September 1997 through 2000,
                            Mr. Rohatyn served as the U.S. Ambassador to France. Prior to his role as an ambassador, Mr.
                            Rohatyn was the Managing Director of the investment bank Lazard Freres and Company in New
                            York. Mr. Rohatyn's business address is 30
                            Rockefeller Plaza, Suite 5000, New York, New York
                            10020.

Antonio Belloni             Antonio Belloni was appointed as Chief Operating
                            Officer of LVMH S.A. and as a member of its Executive Committee in June 2001. Prior to such appointment and from 1978, Mr. Belloni, an Italian citizen, was employed by Procter & Gamble, a consumer products manufacturer, serving as the Managing Director for Procter & Gamble's Italian operations and then as the President of European operations.

Edward Brennan              A member of LVMH S.A.'s Executive Committee, DFS,
                            since 2001, Edward Brennan has held the position of CEO of DFS, an affiliate of LVMH S.A. and operator of duty free shops, since 2000. A U.S. citizen, Mr.
                            Brennan's business address is DFS, First Market
                            Tower, 525 Market St., 33rd Floor, San Francisco, CA
                            94105.

Yves Carcelle               Yves Carcelle has been a member of LVMH S.A.'s
                            Executive Committee, Fashion and Leather Goods, since 1998. From 1990 to 2000, he held the position of Chairman and CEO of Louis Vuitton Malletier, an affiliate of LVMH S.A. In addition, since 2001, Mr.
                            Carcelle has been the Chairman of the Executive
                            Board of the LVMH Fashion Group.

Patrick Choel               Patrick Choel has been a member of LVMH S.A.'s
                            Executive Committee, Fragrances and Cosmetics, since
                            1998. Since 1996, Mr. Choel has held the position of Senior Vice-President.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Patrick Houel               Patrick Houel has been a member of the LVMH S.A.
                            Executive Committee, Finance, since 1998.
                            Beginning in 1985, Mr. Houel has held a number of positions of increasing responsibility with LVMH
                            S.A., including CFO. In addition, Mr. Houel has served as a director of LVMH Inc. since 1996 and has been a director, Chairman and CEO of Sofidiv
                            S.A. since 1990.

Concetta Lanciaux           A member of the LVMH S.A. Executive Committee, Human
                            Resources, since 1998, Concetta Lanciaux has been employed by LVMH S.A. since 1990 and was recently named Advisor to the Chairman and Group Executive
                            Vice President of Synergies and Group Delegate of
                            Italy. Prior to this appointment, Ms. Lanciaux was the Senior Vice President, Human Resources and the
                            Human Resources Manager of LVMH S.A.

Pierre Letzelter            Pierre Letzelter has been a member of the LVMH S.A.
                            Executive Committee, Selective Retailing, since 1998 as Senior Vice President. He has been employed by LVMH S.A. and has held that title since 1995.

Christophe Navarre          Since May 2001, Christophe Navarre has been a
                            member of the LVMH S.A. Executive Committee, Wines
                            & Spirits Group. In May 2001, Mr. Navarre was also appointed Chairman and CEO of Moet Hennessy, an affiliate of LVMH S.A. Additionally, Mr.
                            Navarre continues to serve as the Chairman and CEO of Hennessy, a position he has held since
                            1997. Mr. Navarre's business address is 21-25, rue Balzac, 75008 Paris, France.

Philippe Pascal             Philippe Pascal has been a member of the LVMH S.A.
                            Executive Committee since 1999. In June 2001, Mr.
                            Pascal was appointed President of the Watch &
                            Jewelry Group. Prior to that time, he served as President of the Wines & Spirits Group and as
                            Chairman and CEO of Moet Hennessy, an affiliate of LVMH S.A. From 1994 to 1999, Mr. Pascal was
                            President and CEO of Veuve Clicquot Ponsardin, an affiliate of LVMH S.A.

Daniel Piette               A member of the LVMH S.A. Executive Committee, LV
                            Capital, since 1998, Daniel Piette holds the title
                            Senior Vice-President. He has been employed by LVMH
                            S.A. in a variety of positions since 1990. In addition, since September 1996, he has been a director of Sofidiv S.A. Mr. Piette was also a director of LVMH Inc. from 1996 to 2000.

Bernard Rolley              Bernard Rolley has been a member of the LVMH S.A.
                            Executive Committee, Operations, since 1998. Since
                            1997, Mr. Rolley has held the title Senior Vice
                            President. In addition, since 2000, Mr. Rolley has served as a director of LVMH Inc.

Myron Ullman III            Serving as a director of LVMH S.A. since 2000, Myron
                            Ullman III is a member of the Executive Committee, Group Managing Director. A United States citizen,
                            Mr. Ullman was initially appointed as the Managing
                            Director of LVMH S.A. in 1995. Since 2000 Mr. Ullman has been the President of LVMH Inc.

      To the knowledge of LVMH S.A., during the past five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Directors and Executive Officers of Sofidiv S.A. Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Sofidiv S.A. Unless indicated otherwise, each person identified below is a French citizen. Unless indicated otherwise, each person's principal address is 30, avenue Hoche, 75008, Paris, France.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Patrick Houel               Patrick Houel has been a director, Chairman and CEO
                            of Sofidiv S.A. since 1990. Mr. Houel has been a member of the LVMH S.A. Executive Committee,
                            Finance, since 1998. Beginning in 1985, Mr. Houel has held a number of positions of increasing responsibility with LVMH S.A., including CFO. In addition, Mr. Houel has served as a director of LVMH
                            Inc. since 1996.

Pierre Gode                 Since September 1996 Pierre Gode has been a director
                            of Sofidiv S.A. Mr. Gode has served as a director of LVMH S.A. since 1989. Mr. Gode has also been a member of LVMH S.A.'s Executive Committee since its inception in 1998. He is also Advisor to the Chairman and CEO of LVMH S.A., a position he has held since 1989. Since July 1997 Mr. Gode has been the Chairman and CEO of Financiere Agache, and a member of the Executive Board of the LVMH
                            Fashion Group, Paris. Since 1996 Mr. Gode has been a director of LVMH Inc. In addition, since
                            June 1987, he has been a director of MPG.

Daniel Piette               Daniel Piette has been a director of Sofidiv S.A.
                            since September 1996. A member of the LVMH S.A.
                            Executive Committee, LV Capital, since 1998, Mr.
                            Piette holds the title Senior Vice-President. He has been employed by LVMH S.A. in a variety of positions since 1990. Mr. Piette was also a director of LVMH
                            Inc. from 1996 to 2000.

      To the knowledge of Sofidiv S.A., during the past five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Directors and Executive Officers of MPG. Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of MPG. Unless indicated otherwise, each person identified below is a French citizen. Unless indicated otherwise, each person's principal address is 30, avenue Hoche, 75008, Paris, France.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Bernard Arnault             Bernard Arnault has been a director of MPG since
                            1987. Since 1992, Mr. Arnault has been LVMH S.A.'s
                            Chairman of the Board, and from 1989 until that time, he held the position of Chairman of the Management Board. Before 1989, Mr. Arnault undertook the reorganization of Financiere Agache, a leading luxury products company, which is now an affiliate of LVMH S.A. In addition, Mr. Arnault currently serves as the Chairman of the Board of Christian
                            Dior and Groupe Arnault, and he has held such positions since 1985 and 1997, respectively. Mr.
                            Arnault also serves as a director of Christian Dior
                            Couture, Vivendi Universal, Jean Goujon, Financiere
                            Agache, Societe Civile du Cheval Blanc, Moet
                            Hennessy Inc., and LVMH Moet Hennessy Louis Vuitton
                            (Japan) KK. In 1993 and 1997, respectively, Mr.
                            Arnault served as a director of Athena Assurances and Diageo. Through his family holdings, Mr. Arnault has also participated in the creation of international investment funds.

Jean Arnault                Jean Arnault has served as a director of MPG since
                            1971. Mr. Arnault has also served as a director of LVMH S.A. and Financiere Agache since 1988 and 1986, respectively.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Nicolas Bazire              Nicolas Bazire has served as a managing director of
                            MPG since April 1999. A member of LVMH S.A.'s
                            Executive Committee, Development and Acquisitions since 1999, Mr. Bazire has also served as a director of LVMH S.A. since 1999. In addition, Mr. Bazire is the Managing Director of the Groupe Arnault S.A., an affiliate of LVMH S.A., a position he has held from July 2000.

Jean-Paul Amiel             Jean-Paul Amiel has been a director of MPG since
                            1987.

Pierre Gode                 Since 1987 Pierre Gode has been a director of MPG.
                            Mr. Gode has served as a director of LVMH S.A. since
                            1989. Mr. Gode has also been a member of LVMH
                            S.A.'s Executive Committee since its inception in 1998. He is also Advisor to the Chairman and CEO of LVMH S.A., a position he has held since 1989.
                            Since July 1997 Mr. Gode has been the Chairman and CEO of Financiere Agache and a member of the Executive Board of the LVMH Fashion Group, Paris.
                            Since 1996 Mr. Gode has been a director of LVMH
                            Inc. In addition, since September 1996, he has been a director of Sofidiv S.A.

Lord Powell of Bayswater    A British citizen, Lord Powell of Bayswater, the
                            former Private Secretary and foreign affairs and defense adviser to British Prime Ministers
                            Margaret Thatcher and John Major, has served as a director of MPG and LVMH S.A. since 1997.
                            Currently, Lord Powell serves as a director of Mandarin Hotel Group, Phillips Fine Art
                            Auctioneers, an affiliate of LVMH S.A., and British Mediterranean Airways. Lord Powell was recently appointed President of the consulting committee of Philips de Pury & Luxembourg, Paris, also an affiliate of LVMH S.A. From 1992 through 2000, Lord Powell held the position of director of Jardine Matheson Holdings, Ltd. In addition, since January 2001, he has been the Chairman of Sagitta Asset Management Limited, an asset management company. His business address is Berkeley Square House, 4th Floor, Berkeley
                            Square, W1X 5PN Londres-Grande Bretagne.

      To the knowledge of MPG, during the past five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Directors and Executive Officers of LVMH Inc. Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of LVMH Inc. Unless indicated otherwise, each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address is 19 East 57th Street, Fifth Floor, New York, New York 10022.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Pierre Gode                 Pierre Gode, a French citizen, has served as a
                            director of LVMH Inc. since 1996. He has served as a director of LVMH S.A. since 1989. Mr. Gode has also been a member of LVMH S.A.'s Executive
                            Committee since its inception in 1998. He is also
                            Advisor to the Chairman and CEO of LVMH S.A., a position he has held since 1989. Since July 1997
                            Mr. Gode has been the Chairman and CEO of Financiere Agache and a member of the Executive
                            Board of the LVMH Fashion Group, Paris. In addition, since 1987 he has been a director of MPG and since September 1996 he has been a director of Sofidiv S.A. Mr. Gode's business address is 30, avenue Hoche, 75008, Paris, France.

Patrick Houel               Patrick Houel has served as a director of LVMH Inc.
                            since 1996. A French citizen, he has been a member of the LVMH S.A. Executive Committee, Finance, since
                            1998. Beginning in 1985, Mr. Houel has held a number of positions of increasing responsibility with LVMH
                            S.A., including CFO. In addition, Mr. Houel has been a director, Chairman and CEO of Sofidiv S.A. since
                            1990. Mr. Houel's business address is 30, avenue
                            Hoche, 75008, Paris, France.

Bernard Rolley              Bernard Rolley, a French citizen, has been a
                            director of LVMH Inc. since 2000. In addition, Mr.
                            Rolley has been a member of the LVMH S.A. Executive
                            Committee, Operations, since 1998. Since 1997 Mr.
                            Rolley has held the title Senior Vice President. Mr.
                            Rolley's business address is 30, avenue Hoche, 75008, Paris, France.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Myron Ullman III            Myron Ullman III is the President of LVMH Inc., a
                            position he has held since 2000. Serving as a director of LVMH S.A. since 2000, Mr. Ullman is a member of the Executive Committee, Group Managing
                            Director. Mr. Ullman was initially appointed as the Managing Director of LVMH S.A. in 1995.

Bruce G. Ingram             Bruce G. Ingram, the Senior Vice President, Finance
                            of LVMH Inc., has held that position since LVMH
                            Inc.'s inception in 1995. Prior to that, from 1988 through 1995, he was Senior Vice President of Moet
                            Hennessy U.S. Corporation.

Louise Firestone            Louise Firestone joined LVMH Inc. as Vice President,
                            Legal Affairs, in 1999. Prior to that time, she was General Counsel at Credit Suisse, New York
                            Branch, from 1991 through 1996, and a Director at Credit Suisse First Boston after the merger of Credit Suisse and CS First Boston in January 1997.

Michael T. Folkman          Michael T. Folkman, the Vice President, Taxes, of
                            LVMH Inc., has held that position since July 1998.
                            Prior to that, he was employed by BMW of North
                            America, Inc., an automobile manufacturer.

Felix Rohatyn               Felix Rohatyn has been an Executive Vice President
                            of LVMH Inc. since May 2001. In addition, Mr.
                            Rohatyn has served as a director of LVMH S.A.
                            since May 2001. From September 1997 through 2000,
                            Mr. Rohatyn served as the U.S. Ambassador to France. Prior to his role as an ambassador, Mr.
                            Rohatyn was the Managing Director of the investment bank Lazard Freres and Company in New
                            York. Mr. Rohatyn's business address is 30
                            Rockefeller Plaza, Suite 5000, New York, New York
                            10020.

Marion Vidalenche           Marion Vidalenche joined LVMH Inc. as Vice
                            President, Finance in April 2000. From 1999 through
                            March 2000, Ms. Vidalenche served as Director of
                            Finance at LVMH Inc. Prior to that time, she was Senior Planning and Analysis Manager at Schieffelin
                            & Somerset Co., a joint venture between Moet
                            Hennessy and Diageo for importing wines and spirits.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Frank Gibbs                 Frank Gibbs, the Regional Vice President, Human
                            Resources, of LVMH Inc., has held that position since September 1997. Prior to that, he was Director of Human Resources for Universal Studios, a unit of Joseph E. Seagram & Sons, from July 1996 through
                            August 1997. From 1991 through June 1996, Mr. Gibbs was with the Walt Disney Company, a worldwide entertainment company, as Director of Human
                            Resources.

      To the knowledge of LVMH Inc., during the past five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Directors and Executive Officers of DKI Acquisition. Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and
(iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of DKI Acquisition. Unless indicated otherwise, each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address is 19 East 57th Street, Fifth Floor, New York, New York 10022.

                              Current Principal Occupation or Employment and
        Name                 Material Positions Held During the Past Five Years
        ----                 --------------------------------------------------

Bruce G. Ingram             Bruce G. Ingram has been the President and a
                            director of DKI Acquisition since its formation in March 2001. Mr. Ingram has been the Senior Vice
                            President, Finance of LVMH Inc. since its inception in 1995. Prior to that, from 1988 through 1995, he was Senior Vice President of Moet Hennessy U.S.
                            Corporation.

Marion Vidalenche           Marion Vidalenche has been the Treasurer and a
                            director of DKI Acquisition since its formation.
                            Ms. Vidalenche joined LVMH Inc. as Vice President,
                            Finance in April 2000. From 1999 through March 2000,
                            Ms. Vidalenche served as Director of Finance at LVMH
                            Inc. Prior to that time, she was Senior Planning and Analysis Manager at Schieffelin & Somerset Co., a joint venture between Moet Hennessy and Diageo for importing wines and spirits.

Louise Firestone            Louise Firestone has been the Secretary and a
                            director of DKI Acquisition since its formation. Ms.
                            Firestone joined LVMH Inc. as Vice President, Legal
                            Affairs, in 1999. Prior to that time, she was General Counsel at Credit Suisse, New York Branch, from 1991 through 1996, and a Director at Credit
                            Suisse First Boston after the merger of Credit
                            Suisse and CS First Boston in January 1997.

      To the knowledge of DKI Acquisition, during the past five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Regulation M-A
Item 1004

(a)(1)      Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET" and "INTRODUCTION--Proposal to be Considered at the Special Meeting" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "INTRODUCTION--Proposal to be Considered at the Special Meeting" and "THE MERGER--The Merger Agreement" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions
            "SUMMARY TERM SHEET--The Merger--Purpose of the Merger," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--DKI's Reasons for the Merger," "SPECIAL FACTORS--LVMH's and DKI Acquisition's Reasons for the Merger" and "SPECIAL FACTORS--The Continuing Stockholders' Reasons for the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Special Meeting--Vote Required for Approval" and
            "INTRODUCTION--Voting Rights; Vote Required for Approval" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Merger--Interests of our Directors and Executive Officers in the Merger," "SPECIAL FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger," "SPECIAL FACTORS--Interests of Executive Officers and Directors in the Merger" and "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders" is incorporated herein by reference.

(a)(2)(vi) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Accounting Treatment" and "THE MERGER--Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions
            "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET-- The Merger--Material U.S. Federal Income Tax Consequences" and "SPECIAL FACTORS-- Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Merger--Interests of our Directors and Executive Officers in the Merger," "SPECIAL FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger," "SPECIAL FACTORS--Interests of Executive Officers and Directors in the Merger" and "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Merger--Appraisal Rights" and "THE MERGER--Appraisal Rights" is incorporated herein by reference.

(e)         None.

(f)         Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(a)(1) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL
            FACTORS--Certain Relationships Among DKI, LVMH and Karma Acquisition," "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the

            Continuing Stockholders" and "SPECIAL FACTORS--Certain Relationships Among DKI and the Continuing Stockholders" is incorporated herein by reference.

(a)(2) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Interests of Executive Officers and Directors in the Merger," "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders" and "SPECIAL FACTORS--Certain Relationships Among DKI and the Continuing Stockholders" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Interests of our Directors and Executive Officers in the Merger," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interests of Executive Officers and Directors in the Merger," "SPECIAL FACTORS--Certain Relationships Among DKI, LVMH and Karma Acquisition" and "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Interests of our Directors and Executive Officers in the Merger," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interests of Executive Officers and Directors in the Merger," "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders," "THE MERGER--The Merger Agreement--Representations, Warranties and Covenants of LVMH and DKI Acquisition; Obligations of LVMH and DKI Acquisition," "THE MERGER-- Voting Agreements" and "OTHER MATTERS--Certain Voting Arrangements" is incorporated herein by reference. The information set forth in Exhibits (d)(1), (d)(2),
            (d)(3), (d)(4), (d)(5), (d)(6) and (d)(7) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Purpose and Structure of the Merger," "SPECIAL FACTORS-- Certain Effects of the Merger; Plans or Proposals After the Merger," "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders" and "THE MERGER--The Merger Agreement-- Consideration to be Received by our Stockholders" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Effects of the Merger," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger," "SPECIAL FACTORS-- Interest of Executive Officers and Directors in the Merger" and "SPECIAL FACTORS--Certain Relationships among LVMH, DKI Acquisition and the Continuing Stockholders" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Purpose of the Merger," "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Purpose and Structure of the Merger" is incorporated herein by reference.


(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL
            FACTORS--Opinion of Merrill Lynch" and "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board Directors" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Purpose of the Merger," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--DKI's Reasons for the Merger," "SPECIAL FACTORS--LVMH's and DKI Acquisition's Reasons for the Merger," "SPECIAL FACTORS--The Continuing Stockholders' Reasons for the Merger" and "SPECIAL FACTORS--Purpose and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Merger--Effects of the Merger," "SUMMARY TERM SHEET--The Merger--Interests of our Directors and Executive Officers in the Merger," "SUMMARY TERM SHEET--The Merger--Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--Our Forecasts," "SPECIAL FACTORS--Purpose and Structure of the Merger," "SPECIAL
            FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger," "SPECIAL FACTORS--Interests of Executive Officers and Directors in the Merger," "SPECIAL FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders," "SPECIAL FACTORS--Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders," "THE

            MERGER--Payment of Merger Consideration and Surrender of Stock Certificates" and "THE MERGER--The Merger Agreement" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Regulation M-A
Item 1014

(a)-(b) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Merger--Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Merrill Lynch," "SPECIAL FACTORS-- Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--Our Forecasts," "SPECIAL FACTORS-- DKI's Position as to the Fairness of the Merger," "SPECIAL FACTORS-- LVMH's and DKI Acquisition's Position as to the Fairness of the Merger" and "SPECIAL FACTORS--The Continuing Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "INTRODUCTION--Voting Rights; Vote Required for Approval" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Merrill Lynch," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS-- DKI's Position as to the Fairness of the Merger," "SPECIAL FACTORS-- LVMH's and DKI Acquisition's Position as to the Fairness of the Merger" and "SPECIAL FACTORS--The Continuing Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Merger--Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--DKI's Position as to the Fairness of the Merger," "SPECIAL FACTORS--LVMH's and DKI Acquisition's Position as to the Fairness of the Merger" and "SPECIAL FACTORS--The Continuing Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.

(f)         Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Opinion of Merrill Lynch," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS-- Opinion of Merrill Lynch," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--Our Forecasts," "SPECIAL FACTORS--DKI's Position as to the Fairness of the Merger," "SPECIAL FACTORS--LVMH's and DKI Acquisition's Position as to the Fairness of the Merger," "SPECIAL FACTORS-- The Continuing Stockholders' Position as to the Fairness of the Merger," "THE MERGER--Financing of the Merger; Fees and Expenses of the Merger" and "OTHER MATTERS--Goldman Sachs Reports" is incorporated herein by reference. The full text of the written opinion of Merrill Lynch, dated April 2, 2001, is attached to the Proxy Statement as Appendix B. The written materials presented by Merrill Lynch to the Special Committee and the DKI Board of Directors on March 30, 2001 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference. The written materials presented by Goldman Sachs to senior management of LVMH Inc. on November 27, 2000 are set forth as Exhibit (c)(3) hereto and are incorporated herein by reference. The written materials presented by Goldman Sachs to senior management of LVMH Inc. between February 9, 2001 and March 9, 2001 are set forth as Exhibit (c)(4) hereto and are incorporated herein by reference. The written materials presented by Merrill Lynch to the Special Committee on January 18, 2001 are set forth as Exhibit (c)(5) hereto and are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A
Item 1007

(a)-(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Financing of the Merger" and "THE MERGER--Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET--The Merger--Interests of our Directors and Executive Officers in the Merger," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS-- Interests of Executive Officers and Directors in the Merger," "SPECIAL

            FACTORS--Certain Relationships Among LVMH, DKI Acquisition and the Continuing Stockholders," "THE MERGER--Voting Agreements" and "OTHER MATTERS--Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)(1)-(5)  Not applicable.

Item 12. The Solicitation or Recommendation.

Regulation M-A
Item 1012

(d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "INTRODUCTION--Voting Rights; Vote Required for Approval," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--DKI's Position as to the Fairness of the Merger," "SPECIAL
            FACTORS--DKI's Reasons for the Merger," "SPECIAL FACTORS--LVMH's and DKI Acquisition's Reasons for the Merger," "SPECIAL FACTORS-- The Continuing Stockholders' Reasons for the Merger," "THE MERGER-- The Merger Agreement--Representations, Warranties and Covenants of LVMH and DKI Acquisition; Obligations of LVMH and DKI Acquisition" and "THE MERGER--Voting Agreements" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET--The Merger--Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors," "SPECIAL FACTORS--DKI's Position as to the Fairness of the Merger," "SPECIAL FACTORS--DKI's Reasons for the Merger," "SPECIAL FACTORS--LVMH's and DKI Acquisition's Position as to the Fairness of the Merger," "SPECIAL FACTORS-- LVMH's and DKI Acquisition's Reasons for the Merger," "SPECIAL FACTORS--The Continuing Stockholders' Position as to the Fairness of the Merger" and "SPECIAL FACTORS--The Continuing Stockholders' Reasons for the Merger" is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A
Item 1010

(a) The information set forth in the Proxy Statement under the captions "INTRODUCTION--Our Selected Consolidated Financial Information," "INTRODUCTION--Consolidated Ratios of Earnings to Fixed Charges and Book Value Per Share" and "OTHER MATTERS--Information Incorporated by Reference" is incorporated herein by reference.

(b)         Not applicable

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a)-(b) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "INTRODUCTION--Solicitation of Proxies; Expenses of Solicitation," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS-- Opinion of Merrill Lynch," "SPECIAL FACTORS--DKI's Position as to the Fairness of the Merger" and "THE MERGER--Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A
Item 1011

(b) The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a) Preliminary Proxy Statement of Donna Karan International Inc. is incorporated herein by reference.

(b)         Not applicable.

(c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated April 2, 2001 (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(c)(2) Materials presented by Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee and the Donna Karan International Inc. Board of Directors on March 30, 2001.

(c)(3)* Written materials presented by Goldman, Sachs & Co. to senior management of LVMH Moet Hennessy Louis Vuitton Inc. on November 27, 2000.

(c)(4)* Written materials presented by Goldman, Sachs & Co. to senior management of LVMH Moet Hennessy Louis Vuitton Inc. between February 9, 2001 and March 9, 2001.

(c)(5) Materials presented by Merrill Lynch to the Special Committee on January 18, 2001.

(d)(1) Registration Rights Agreement, dated as of June 10, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, the trust under trust agreement for the benefit of Donna Karan, Gabrielle Studio, Inc., Takihyo Inc., Tomio Taki, Frank R. Mori, Christopher Mori and Heather Mori (incorporated herein by reference to Exhibit 10.4 to Donna Karan International Inc.'s Registration Statement on Form S-1, dated June 27, 1996).

(d)(2) Stockholders Agreement, dated as of June 10, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, the trust under trust agreement for the benefit of Donna Karan, Gabrielle Studio, Inc., Takihyo Inc., Tomio Taki, Frank
            R. Mori, Christopher Mori and Heather Mori (incorporated herein by reference to Exhibit 10.10 to Donna Karan International Inc.'s Registration Statement on Form S-1, dated June 27, 1996).

(d)(3)* Voting Agreement, dated as of July 3, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, Tomio Taki and Frank
            R. Mori.

(d)(4) Agreement, dated as of December 15, 2000, by and among Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96 and LVMH Moet Hennessy Louis Vuitton Inc., together with Annex A, attached thereto as redacted, as assigned to Karma Acquisition, Inc. by Assignment dated January 11, 2001 (included as Appendix D to the Proxy Statement and incorporated herein by reference).

(d)(5) Voting Agreement, dated as of March 31, 2001, by and among Donna Karan International Inc., LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust (incorporated herein by reference to Exhibit B to the Schedule 13D/A (Amendment No. 4) with respect to Donna Karan International Inc. filed by Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated April 2,
            2001).

(d)(6) Voting Agreement, dated as of March 31, 2001, by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Frank R. Mori, Tomio Taki and Takihyo Inc. (incorporated herein by reference to Exhibit A to the Schedule 13D/A (Amendment No. 1) with respect to Donna Karan International Inc. filed by Takihyo Inc., dated
            April 13, 2001).

(d)(7) Exchange and Option Agreement, dated as of March 31, 2001, by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Karma Acquisition, Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust (incorporated herein by reference to Exhibit C to the Schedule 13D/A (Amendment No. 4) with respect to Donna Karan International Inc. filed by Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated April 2,
            2001).

(f) Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

(g)         Not applicable.

------------
*  Previously filed.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          DONNA KARAN INTERNATIONAL INC.


                                          By: /s/ Joseph B. Parsons
                                              ----------------------------------
                                          Name:  Joseph B. Parsons
                                          Title: Chief Financial Officer

                                          LVMH MOET HENNESSY LOUIS VUITTON INC.


                                          By: /s/ Bruce G. Ingram
                                              ----------------------------------
                                          Name:  Bruce G. Ingram
                                          Title: Senior Vice President

                                          DKI ACQUISITION, INC.


                                          By: /s/ Bruce G. Ingram
                                              ----------------------------------
                                          Name:  Bruce G. Ingram
                                          Title: President

                                          DONNA KARAN


                                          By: /s/ Donna Karan
                                              ----------------------------------

                                          THE STEPHAN WEISS AND DONNA KARAN
                                          ALASKA COMMUNITY PROPERTY TRUST


                                          By: /s/ Arnold Cohen
                                              ----------------------------------
                                          Name:  Arnold Cohen
                                          Title: Investment Trustee


                                          By: /s/ Donna Karan
                                              ----------------------------------
                                          Name:  Donna Karan
                                          Title: Investment Trustee

                                          THE 2000 STEPHAN WEISS REVOCABLE
                                          TRUST


                                          By: /s/ David L. Bressman
                                              ----------------------------------
                                          Name:  David L. Bressman
                                          Title: Trustee


                                          By: /s/ Jonathan G. Blattmachr
                                              ----------------------------------
                                          Name:  Jonathan G. Blattmachr
                                          Title: Trustee

                                          TRUST FBO LISA WEISS KEYES, COREY
                                          WEISS AND GABRIELLE KARAN U/A/D 2/2/96


                                          By: /s/ David L. Bressman
                                              ----------------------------------
                                          Name:  David L. Bressman
                                          Title: Trustee


Dated: August 21, 2001

                                  EXHIBIT INDEX

(a) Preliminary Proxy Statement of Donna Karan International Inc. is incorporated herein by reference.

(b)         Not applicable.

(c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated April 2, 2001 (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(c)(2) Materials presented by Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee and the Donna Karan International Inc. Board of Directors on March 30, 2001.

(c)(3)* Written materials presented by Goldman, Sachs & Co. to senior management of LVMH Moet Hennessy Louis Vuitton Inc. on November 27, 2000.

(c)(4)* Written materials presented by Goldman, Sachs & Co. to senior management of LVMH Moet Hennessy Louis Vuitton Inc. between February 9, 2001 and March 9, 2001.

(c)(5) Materials presented by Merrill Lynch to the Special Committee on January 18, 2001.

(d)(1) Registration Rights Agreement, dated as of June 10, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, the trust under trust agreement for the benefit of Donna Karan, Gabrielle Studio, Inc., Takihyo Inc., Tomio Taki, Frank R. Mori, Christopher Mori and Heather Mori (incorporated herein by reference to Exhibit 10.4 to Donna Karan International Inc.'s Registration Statement on Form S-1, dated June 27, 1996).

(d)(2) Stockholders Agreement, dated as of June 10, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, the trust under trust agreement for the benefit of Donna Karan, Gabrielle Studio, Inc., Takihyo Inc., Tomio Taki, Frank
            R. Mori, Christopher Mori and Heather Mori (incorporated herein by reference to Exhibit 10.10 to Donna Karan International Inc.'s Registration Statement on Form S-1, dated June 27, 1996).

(d)(3)* Voting Agreement, dated as of July 3, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, Tomio Taki and Frank
            R. Mori.

(d)(4) Agreement, dated as of December 15, 2000, by and among Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96 and LVMH Moet Hennessy Louis Vuitton Inc., together with Annex A, attached thereto as redacted, as assigned to Karma Acquisition,

            Inc. by Assignment dated January 11, 2001 (included as Appendix D to the Proxy Statement and incorporated herein by reference).

(d)(5) Voting Agreement, dated as of March 31, 2001, by and among Donna Karan International Inc., LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust (incorporated herein by reference to Exhibit B to the Schedule 13D/A (Amendment No. 4) with respect to Donna Karan International Inc. filed by Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated April 2,
            2001).

(d)(6) Voting Agreement, dated as of March 31, 2001, by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Frank R. Mori, Tomio Taki and Takihyo Inc. (incorporated herein by reference to Exhibit A to the Schedule 13D/A (Amendment No. 1) with respect to Donna Karan International Inc. filed by Takihyo Inc., dated
            April 13, 2001).

(d)(7) Exchange and Option Agreement, dated as of March 31, 2001, by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Karma Acquisition, Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust (incorporated herein by reference to Exhibit C to the Schedule 13D/A (Amendment No. 4) with respect to Donna Karan International Inc. filed by Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated April 2,
            2001).

(f) Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

(g)         Not applicable.

-------------
*  Previously Filed